ALLBRITTON COMMUNICATIONS COMPANY
                       1000 Wilson Boulevard, Suite 2700
                              Arlington, VA 22209





November 27, 2009


Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission


Re:      Allbritton Communications Company
         Form 10-K for Fiscal Year Ended September 30, 2008
         Forms 10-Q for the Quarters Ended December 31, 2008, March 31, 2009
            and June 30, 2009
         File No. 333-02302


Dear Mr. Spirgel:

Confirming my discussion with Craig Olinger on November 25, 2009, we plan to resolve the remaining concerns of the Staff of the Securities and Exchange Commission ("Staff") regarding our segment disclosures by following their most recent guidance to us and, accordingly, we will be including three reportable segments and restatement of prior year disclosures for 2008 and 2007 in our upcoming Form 10-K for the year ended September 30, 2009.

We will be reporting as a single operating segment beginning with our fiscal year ending September 30, 2010 as agreed between us and the Staff.

We will file a Current Report on Form 8-K pursuant to Item 4.02.

We expect that the Staff will issue their letter to us to close out the comment process upon receipt of this letter and our Form 8-K filing.

In connection with our responses, the Company hereby acknowledges:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Mr. Larry Spirgel
United States Securities and Exchange Commission
November 27, 2009
Page 2


If you have any questions regarding this letter, please contact me directly at
(703) 647-8700.


Sincerely,

/s/ Stephen P. Gibson

Stephen P. Gibson
Senior Vice President and Chief Financial Officer


cc:    Mr. Craig Olinger, United States Securities and Exchange Commission
       Mr. Michael Fay, United States Securities and Exchange Commission
       Mr. Robert Littlepage, United States Securities and Exchange Commission Mr. Joe Cascarano, United States Securities and Exchange Commission